July 25, 2025

VIA EDGAR

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Goldman Sachs Private Middle Market Credit II LLC

Annual Report on Form 10-K for the period ended December 31, 2024

File No. 814-01307

Ladies and Gentlemen:

On behalf of Goldman Sachs Private Middle Market Credit II LLC (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you provided by telephone conversation on July 1, 2025, relating to the above-referenced Annual Report on Form 10-K.

For the Staff’s convenience, the Staff’s verbal comments are set forth below, followed by the Company’s responses.

1.

Investment companies are required to disclose if there has been a change in a valuation approach and/or a valuation technique and the reason for making the change for its investments valued using Level 2 and Level 3 inputs. Please discuss in correspondence any changes that have occurred and if the disclosures and notes to the financial statements adequately addressed such changes.

Response: The Company’s set of valuation approaches and/or valuation techniques for investments valued using Level 2 and Level 3 inputs was consistent throughout the periods presented in the Form 10-K, and therefore no additional disclosure was required.

2.	Please confirm in correspondence that the Company’s investments remain consistent with its diversification for both RIC and tax purposes.

Response: The Company confirms that its investments remain consistent with its status as a non-diversified investment company under the Investment Company Act and its status as a RIC for tax purposes.

3.

The registrant is required to ensure that all financial data included in its filings is properly tagged using the standardized XBRL taxonomy. Please confirm in correspondence that going forward the standardized XBRL tags will be used.

Response: The Company confirms that it will apply standardized XBRL tags to financial data going forward, to the extent applicable.

* * * * * *

Should you have further questions, or require further information relating to the foregoing, please contact the undersigned at (212) 859-8689.

Very truly yours,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Stanley Matuszewski (Goldman Sachs Private Middle Market Credit II LLC)

Caroline Kraus (Goldman Sachs Private Middle Market Credit II LLC)

Curtis Tate (Goldman Sachs Private Middle Market Credit II LLC)

Thomas J. Friedmann (Dechert LLP)

Darius I. Ravangard (Dechert LLP)

2